Exhibit 99.2

Formato de Poder / Form of Power of Attorney

Carta Poder / Proxy Letter

[*] (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de [*] (los “Apoderados”) para que cualquiera de los Apoderados, asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico, S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 9 de noviembre de 2023 a las 15:00 horas (la “Asamblea”), en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea, [*] acciones que de dicha Sociedad la Poderdante es titular:

Orden del Día de la Asamblea General Ordinaria de Accionistas

	A favor	En contra	Abstención
I. Discusión, y en su caso, aprobación del pago de dividendos, a cuenta de las utilidades generadas durante el ejercicio social 2022.
II. Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.

[*] (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of [*] (the “Attorneys-in-Fact”) so that, attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on November 9, 2023 at 15:00 (the “Meeting”), through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting, [*] shares owned by the Principal:

Agenda for the General Ordinary Shareholders Meeting

	In favor	Against	Abstention
I. Discussion and, if applicable, approval of the payment of dividends, on account of the profits generated during the 2022 fiscal year.
II. Appointment of special delegates to formalize the resolutions adopted at the Meeting.

The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

24 de octubre de 2023 / October 24, 2023
______________________________ [*] Por/By: [*] Cargo/Title: Apoderado / Attorney-in-fact
Testigos/Witnesses
Name: ______________________________	Name: ______________________________